Exhibit 3.1

AMENDMENT TO
BY-LAWS OF ASHLAND INC.

Article III, Section 3 of the By-Laws of Ashland Inc. is hereby amended to add the following underlined text:

ARTICLE III

BOARD OF DIRECTORS

SECTION 3. Nomination. Nominations for the election of directors may be made by the Board or by any shareholder entitled to vote for the election of directors. Any shareholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as directors only if written notice of such shareholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary, not later than (i) with respect to an election to be held at an annual meeting of shareholders, ninety days in advance of such meeting (provided that if the annual meeting of shareholders is held earlier than the last Thursday in January, such notice must be given within ten days after the first public disclosure, which may include any public filing with the Securities and Exchange Commission, of the date of the annual meeting), provided further that with respect to the 2014 annual meeting, such notice shall be provided not later than November 22, 2013 and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth:(a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a shareholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated by the Board; (e) the consent of each nominee to serve as a director of the Corporation if so elected; and (f) a representation as to whether or not the shareholder will solicit proxies in support of the shareholder's nominee(s). The chairman of any meeting of shareholders to elect directors and the Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the shareholder fails to comply with the representations set forth in the notice. The second proviso in clause (i) of this Article III, Section 3 regarding notice for the 2014 annual meeting of shareholders shall automatically terminate and be of no further force and effect upon the adjournment of the 2014 annual meeting of shareholders.